11022078

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-28816

SEC Mail Processing Section
MAY 3 1 2011
Washington, DC
110

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 04/01/10 (MM/DD/YY) AND ENDING 03/31/11 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER - DEALER:
Mesirow Financial, Inc.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

353 North Clark Street
(No. and Street)

Chicago (City) Illinois (State) 60654 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Kristie P. Paskvan 312-595-6047
(Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Deloitte & Touche LLP
(Name - if individual, state last, first, middle name)

111 South Wacker Drive (Address) Chicago (City) Illinois (State) 60606-4301 (Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

KW 6/10

OATH OF AFFIRMATION

We, Kristie P. Paskvan and Bruce J. Young, swear (or affirm) that, to the best of our knowledge and belief the accompanying financial statement and supplemental schedules pertaining to the firm of Mesirow Financial, Inc., as of March 31, 2011, are true and correct. We further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Accounts of Officers, Directors & employees are included in receivable from and payable to customers, since they are subject to the same terms and regulations and, in the aggregate, are not significant.

Signature
Bruce J. Young-President
Title

Signature
Kristie P. Paskvan-Chief Financial Officer
Title

Notary Public

OFFICIAL SEAL
RICHARD A RAWLINGS
NOTARY PUBLIC - STATE OF ILLINOIS
MY COMMISSION EXPIRES:02/08/12

This report** contains (check all applicable boxes):

- [X] Independent Auditors' Report.
- [X] (a) Facing page.
- [X] (b) Statement of Financial Condition.
- [X] (c) Statement of Operations.
- [X] (d) Statement of Cash Flows.
- [X] (e) Statement of Changes in Stockholders' Equity.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [X] Notes to Financial Statements.
- [X] (g) Computation of Net Capital Pursuant to Rule 15c3-1.
- [X] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [X] (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [X] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report. (Filed Separately)
- [X] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

** *For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Deloitte.

Deloitte & Touche LLP
111 S. Wacker Drive
Chicago, IL 60606
USA

Tel: +1 312 486 1000
Fax: +1 312 486 1486
www.deloitte.com

INDEPENDENT AUDITORS' REPORT

To the Board of Directors and Stockholders of
Mesirow Financial, Inc.
Chicago, Illinois

We have audited the accompanying statement of financial condition of Mesirow Financial, Inc. (the "Company") as of March 31, 2011, that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, such statement of financial condition presents fairly, in all material respects, the financial position of Mesirow Financial, Inc. at March 31, 2011, in conformity with accounting principles generally accepted in the United States of America.

Deloitte & Touche LLP

May 26, 2011

MESIROW FINANCIAL, INC.
Statement of Financial Condition
As of March 31, 2011

Assets

Cash	$	2,297,000
Cash segregated in compliance with federal and other regulations		49,000,000
Securities borrowed		52,059,000
Receivables from:		
Brokers, dealers and clearing organizations		29,180,000
Customers		51,179,000
Other		5,635,000
Deposits with clearing organizations		5,305,000
Securities owned, at fair value		242,991,000
Other assets		1,943,000
Total assets	$	439,589,000

Liabilities and Stockholders' Equity

Liabilities:		
Bank loans and overdrafts	$	143,850,000
Payables to:		
Brokers, dealers and clearing organizations		30,625,000
Customers		83,502,000
Securities sold, not yet purchased, at fair value		60,924,000
Accounts payable and accrued expenses		28,092,000
Total liabilities		346,993,000
Stockholders' equity:		
Common stock, 1,000 Class A voting common shares and 1,000 Class B non-voting common shares each $1.00 par value; 500 Class A voting shares issued and outstanding		500
Additional paid-in capital		32,426,500
Retained earnings		60,169,000
Total stockholders' equity		92,596,000
Total liabilities and stockholders' equity	$	439,589,000

The accompanying notes are an integral part of this statement of financial condition

MESIROW FINANCIAL, INC.
Notes to Statement of Financial Condition
As of March 31, 2011

NOTE 1 – NATURE OF BUSINESS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

A summary of the significant accounting policies that have been followed in preparing the accompanying Statement of Financial Condition is set forth below.

Nature of Business

Mesirow Financial, Inc. (the "Company") is a registered securities broker/dealer principally engaged in securities sales and trading, investment banking, retail brokerage and other related financial services. The Company provides services to closely held and mid-sized public and private businesses, select institutions and correspondent broker/dealers. The Company is 80% owned by Mesirow Financial Holdings, Inc. ("MFH") and 20% owned by Mesirow Financial Services, Inc. ("MFS"), a wholly-owned subsidiary of MFH.

Management Estimates

The preparation of the Statement of Financial Condition in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities and disclosures of contingent assets and liabilities at the date of the Statement of Financial Condition. The most significant estimates relate to the valuation of securities owned and securities sold, not yet purchased. Actual results could differ from those estimates.

Securities Transactions and Revenue Recognition

Proprietary transactions are reflected in the Statement of Financial Condition on a trade date basis. Customer transactions are recorded on a settlement date basis. Securities owned and securities sold, not yet purchased are carried at fair value. Fair value is generally based on quoted market prices. If quoted market prices are not available, fair value is determined based on other relevant factors, including dealer price quotations or price activity for equivalent instruments.

Securities borrowed and securities loaned are recorded at the amount of cash collateral advanced or received in the Statement of Financial Condition. Securities borrowed transactions require the Company to provide the counterparty with collateral in the form of cash or securities. The Company receives collateral in the form of cash or securities for securities loaned transactions.

Income Taxes

The Company is a member of a consolidated group for federal and state income tax purposes. A tax-sharing arrangement between the Company and MFH provides for federal and state income taxes to be determined on a separate company basis. The Company's net deferred income tax asset, which relates primarily to deferred compensation is settled with MFH concurrent with current tax liabilities.

Financial Accounting Standards Board Accounting Standards Codification ("FASB ASC") 740 defines the threshold for recognizing the benefits of tax-return positions in the financial statements as "more-likely-than-not" to be sustained by the taxing authority and requires measurement of a tax position meeting the more-likely-than-not criterion, based on the largest benefit that is more than 50 percent likely to be realized. The Company has determined that no material uncertain tax positions exist as of March 31, 2011. The Company's open tax years for federal and state income purposes are fiscal 2007 through 2011.

Fair Value Measurements

FASB ASC 820 defines fair value, establishes a framework for measuring fair value, and establishes a fair value hierarchy which prioritizes the inputs to valuation techniques. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that the transaction to sell the asset or transfer the liability occurs in the principal market for the asset or liability or, in the absence of a principal market, the most advantageous market. Valuation techniques that are consistent with the market, income or cost approach, as specified by FASB ASC 820, are used to measure fair value.

The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value into three broad levels:

- Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities the Company has the ability to access.
- Level 2 inputs are inputs (other than quoted prices included within level 1) that are observable for the asset or liability, either directly or indirectly.
- Level 3 are unobservable inputs for the asset or liability and rely on management's own assumptions about the assumptions that market participants would use in pricing the asset or liability. (The unobservable inputs should be developed based on the best information available in the circumstances and may include the Company's own data.)

The following outlines the valuation methodologies for the Company's material categories of assets and liabilities:

U.S. government and agency securities U.S. treasury securities are valued using quoted market prices and are generally classified as Level 1 in the fair value hierarchy. The fair value of agency issued debt securities is derived using market prices and recent trade activity gathered from independent dealer pricing services or brokers. Mortgage-backed to-be announced securities ("TBA's") are generally valued using quoted market prices. Agency issued debt securities and TBA's are generally classified as Level 2 in the fair value hierarchy.

Equities Exchange-traded equity securities are generally valued based on quoted prices from the exchange. To the extent these securities are actively traded, they are classified as Level 1 in the fair value hierarchy, otherwise they are classified as Level 2 or 3.

Corporate bonds Corporate bonds are valued based on either the most recent observable trade and/or external quotes, depending on availability. Corporate bonds are generally classified as Level 2 or Level 3 in the fair value hierarchy.

Municipal bonds The fair value of municipal bonds is derived using recent trade activity, market price quotations and new issuance levels. In the absence of this information, fair value is calculated using comparable bond credit spreads. Current interest rates, credit events, and individual bond characteristics such as coupon, call features, maturity, and revenue purpose are considered in the valuation process. These bonds are generally classified as Level 2 in the fair value hierarchy.

Mortgage and asset backed securities Mortgage and asset backed securities are valued based on observable price or credit spreads for the particular security, or when price or credit spreads are not observable, the valuation is based on prices of comparable bonds or the present value of expected future cash flows. When estimating the fair value based upon the present value of expected future cash flows, the Company uses its best estimate of the key assumptions, including forecasted credit losses, prepayment rates, forward yield curves and discount rates commensurate with the risks involved, while also taking into account performance of the underlying collateral.

Mortgage and asset backed securities are classified as Level 3 in the fair value hierarchy if external prices or credit spreads are unobservable or if comparable trades/assets involve significant subjectivity related to property type differences, cash flows, performance and other inputs; otherwise, they are classified as Level 2 in the fair value hierarchy.

The availability of valuation techniques and observable inputs can vary from security to security and is affected by a wide variety of factors, including the type of security, whether the security is new and not yet established in the marketplace, and other characteristics particular to the transaction. To the extent that valuation is based on models or inputs that are less observable or unobservable in the market, the determination of fair value requires more judgment. Those estimated values do not necessarily represent the amounts that may be ultimately realized due to the occurrence of future circumstances that cannot be reasonably determined. Because of the inherent uncertainty of valuation, those estimated values may be materially higher or lower than the values that would have been used had a ready market for the securities existed. Accordingly, the degree of judgment exercised by the Company in determining fair value is greatest for securities categorized in Level 3. In certain cases, the inputs used to measure fair value may fall into different levels of the fair value hierarchy. In such cases, for disclosure purposes, the level in the fair value hierarchy within which the

fair value measurement falls in its entirety is determined by the lowest level input that is significant to the fair value measurement.

Fair value is a market-based measure considered from the perspective of a market participant rather than an entity-specific measure. Therefore, even when market assumptions are not readily available, the Company's own assumptions are set to reflect those that market participants would use in pricing the asset or liability at the measurement date. The Company uses prices and inputs that are current as of the measurement date, including during periods of market dislocation. In periods of market dislocation, the observability of prices and inputs may be reduced for many securities. This condition could cause a security to be reclassified to a lower level within the fair value hierarchy.

Recent Accounting Pronouncements

On April 1, 2010, the Company adopted new amendments to the disclosure guidance related to fair value measurements. The amendments require disclosure of significant transfers between Level 1 and Level 2 as well as significant transfers in and out of Level 3 on a gross basis. The amendments also clarify existing disclosure requirements regarding the level of disaggregation of fair value measurements and inputs and valuation techniques. Beginning April 1, 2011, separate presentation of purchases, sales, issuances and settlements in the Level 3 reconciliation will also be required under the amendments to fair value accounting. This new accounting guidance does not change the classification hierarchy for fair value accounting. Further, it will have no impact on the Company's Statement of Financial Condition.

In July 2010, the Financial Accounting Standards Board ("FASB") issued new disclosure guidance on financing receivables and the allowance for credit losses. The new guidance requires further disaggregation of existing disclosures of loans and the allowance for credit losses by portfolio segment and class, and also requires new disclosures about credit quality, impaired loans, and past due and nonaccrual loans. The additional disclosures include more information, by type of receivable, on credit quality indicators, including aging and significant purchases and sales. The amendment is effective for interim and annual reporting periods ending on or after December 15, 2011. The Company is currently evaluating the impact that the adoption will have on its Statement of Financial Condition, if any.

NOTE 2 - FAIR VALUE OF FINANCIAL INSTRUMENTS

At March 31, 2011, the Company's assets and liabilities measured at fair value consist of the following:

	Level 1	Level 2	Level 3	Total
Assets:				
Equities	$ 6,600,000	$ 5,187,000	$ 629,000	$ 12,416,000
U.S. government and agency securities	253,000	52,535,000	-	52,788,000
Corporate bonds	-	23,416,000	969,000	24,385,000
Municipal bonds	-	118,147,000	-	118,147,000
Mortgage and asset backed securities	-	34,544,000	-	34,544,000
Other	536,000	175,000	-	711,000
Securities owned	$ 7,389,000	$ 234,004,000	$ 1,598,000	$ 242,991,000
Liabilities:				
Equities	$ 798,000	$ -	$ -	$ 798,000
U.S. government and agency securities	37,615,000	7,682,000	-	45,297,000
Corporate bonds	-	1,370,000	-	1,370,000
Municipal bonds	-	1,739,000	-	1,739,000
Mortgage-backed to-be-announced securities	-	11,720,000	-	11,720,000
Securities sold, not yet purchased	$ 38,413,000	$ 22,511,000	$ -	$ 60,924,000

The fair value of all other financial instruments reflected in the Statement of Financial Condition (consisting primarily of receivables from and payables to broker/dealers, clearing organizations and customers, as well as bank loans) approximates the carrying value due to the short-term nature of the financial instruments and repricing policies followed by the Company.

NOTE 3 - RECEIVABLE FROM AND PAYABLE TO BROKERS, DEALERS AND CLEARING ORGANIZATIONS

At March 31, 2011 amounts receivable from and payable to brokers, dealers and clearing organizations include:

Securities failed to deliver	$	14,892,000
Amounts receivable from clearing organizations for settled securities		12,341,000
Amounts receivable from correspondent-broker/dealers		1,947,000
Total receivables	$	29,180,000
Securities failed to receive	$	17,432,000
Amounts payable to clearing organizations for settled securities		470,000
Amounts held as margin and escrow deposits for correspondent-broker/dealers		2,180,000
Amounts payable for unsettled trades		8,869,000
Commissions payable to correspondent-broker/dealers		1,674,000
Total payables	$	30,625,000

NOTE 4 - BANK LOANS AND OVERDRAFTS

Bank loans and overdrafts include demand notes, which bear interest at fluctuating rates based upon the broker call rate (2.00% at March 31, 2011), and overdrafts. Demand notes outstanding as of March 31, 2011, of $143,800,000 are collateralized by securities owned of approximately $175,856,000. In pledging firm securities, the Company has not surrendered control. As of March 31, 2011, the Company has unused secured and unsecured lines of credit with various banks totaling approximately $196,200,000.

NOTE 5 - CONTINGENCIES

In the normal course of business activities, the Company has been named as a defendant in various legal actions, including actions against underwriting groups of which the Company was a syndicate member. In view of the inherent difficulty of predicting the outcome of litigation and other claims, the Company cannot state with certainty the outcome of pending litigation or other claims. In the opinion of management, based on consultation with legal counsel, these actions will not result in any material adverse effect on the Statement of Financial Condition of the Company.

In the normal course of business activities, the Company is subject to regulatory examinations or other inquires. These matters could result in censures, fines or other sanctions. Management believes the outcome of any resulting actions will not be material to the Company's Statement of Financial Condition. However, the Company is unable to predict the outcome of these matters.

As of March 31, 2011, the Company is contingently liable for a letter of credit amounting to $18,500,000 to satisfy clearing organization requirements. The letter of credit expires on September 1, 2011, is renewable annually, and is collateralized by customer owned margin securities of approximately $23,103,000.

The Company, as a member of securities clearinghouses, provides guarantees that meet the accounting definition of a guarantee under ASC Topic 460. Under the standard membership agreements, members are required to guarantee the performance of members who become unable to satisfy their obligations. The Company's liability under these agreements could exceed the

amounts it has posted as collateral. However, since the event is remote and not quantifiable, no contingent liability is carried on the Statement of Financial Condition.

NOTE 6 - EMPLOYEE BENEFIT PLANS

The Company participates in a 401(k) savings plan of an affiliate (the "Plan") which covers all eligible employees, as defined in the Plan. Contributions to the Plan by employees are voluntary and will be matched by the Company at a rate of fifty percent of the first four percent of compensation up to a maximum of $3,000.

The Company has a nonqualified deferred compensation plan for certain employees which allows voluntary employee contributions and requires employer contributions if individual participant production exceeds prescribed levels.

NOTE 7 - RELATED PARTY TRANSACTIONS

The Company provides clearing and execution services to affiliates. The Company also pays MFH for management services in accordance with formal agreements.

The Company uses office facilities that are leased by MFS and furniture, equipment (including computer and software related assets) and leasehold improvements owned by MFH.

General and administrative costs were allocated by an affiliate based on the number of employees and actual usage.

Included in other assets and accounts payable and accrued expenses at March 31, 2011 are $220,000 and $3,007,000, respectively, relating to the intercompany transactions described above, including income taxes receivable from MFH for approximately $14,000.

From time to time, the Company pays dividends to MFH. Such dividends may require regulatory approval and may be limited by the Company's net capital at the time of the dividend.

Included in the Company's unused bank lines (disclosed in Note 4) is a $45,000,000 line of credit with PrivateBancorp, Inc. ("PrivateBancorp"). At March 31, 2011, securities owned with a fair value of approximately $32,913,000 were pledged on this line. PrivateBancorp is considered a related party due to a former officer of MFH that served as a board member on PrivateBancorp's Board of Directors during 2011. As of March 31, 2011, no amounts were outstanding. Advances on the line of credit are secured by securities owned and a guaranty by MFH.

NOTE 8 - FINANCIAL INSTRUMENTS WITH OFF-BALANCE SHEET RISK AND CONCENTRATION OF CREDIT RISK

In the normal course of business, the Company enters into transactions in financial instruments with varying degrees of off-balance-sheet risk. These financial instruments include mortgage-backed to-be-announced securities ("TBAs"). The trading of these financial instruments is conducted with other registered broker/dealers located in the United States. These financial instruments involve elements of off-balance sheet market risk in excess of the amounts recognized in the Statement of Financial Condition. Market risk is the potential change in value of the financial instrument caused by unfavorable changes in interest rates or the fair values of the securities underlying the instruments. The Company monitors its exposure to market risk through a variety of control procedures, including daily review of trading positions.

The Company seeks to control the risks associated with its customers' activities by requiring customers to maintain margin collateral in compliance with various regulatory and internal guidelines. The Company monitors required margin levels and, pursuant to such guidelines, may require customers to deposit additional cash or collateral, or to reduce positions, when deemed necessary. The Company also establishes credit limits for customers engaged in futures activities and monitors credit compliance. Additionally, with respect to the Company's correspondent clearing activities, introducing correspondent firms generally guarantee the contractual obligations of their customers. Further, the Company seeks to reduce credit risk by entering into netting agreements with customers, which permit receivables and payables with such customers to be offset in the event of a customer default.

TBAs provide for the delayed delivery of the underlying instrument. The credit risk for TBAs is limited to the unrealized market valuation gains/losses recorded in the Statement of Financial Condition.

The Company may hedge a portion of its fixed income trading inventories with options, exchange traded financial futures contracts, and TBAs. The contractual amount of these instruments reflects the extent of the Company's involvement in the related financial instrument and does not represent the risk of loss due to counterparty nonperformance. The extent of utilization of these financial instruments is insignificant to the Company's Statement of Financial Condition. The Company had no commitments to sell securities in connection with exchange traded financial futures contracts at March 31, 2011.

The Company may be exposed to off-balance sheet risk from the potential inability of customers or other counterparties to meet the terms of their contracts in connection with the clearance and settlement of securities and securities lending transactions. With respect to these activities the Company may be obligated to purchase the identical securities in the open market at prevailing prices in the event of non-performance by the customer or counterparty. At March 31, 2011, the fair value of securities failed to receive approximated the amounts owed in the Statement of Financial Condition.

Securities sold, not yet purchased represent obligations of the Company to deliver specified securities at the contracted price, and thereby create a liability to purchase the securities in the market at prevailing prices. These transactions may result in off-balance sheet risk as the Company's ultimate liability to satisfy its obligation for securities sold, not yet purchased may exceed the amount recognized in the Statement of Financial Condition.

The Company's securities transactions include securities borrowing arrangements, which are generally collateralized by cash or securities and are executed with other broker/dealers. In the event counterparties to transactions do not fulfill their obligations, the Company could be exposed to credit risk to the extent such obligations are not collateralized.

In the normal course of business, the Company may deliver securities as collateral in support of various collateralized financing sources such as bank loans, securities loaned and securities sold under agreements to repurchase. In the event the counterparty is unable to meet its contractual obligation to return securities delivered as collateral, and the Company is obligated to replace or deliver such securities, the Company may incur a loss up to the amount by which the fair value of those securities exceeds the value of the loan or other collateral received or in the possession or control of the Company.

As of March 31, 2011, customer margin securities of approximately $78,835,000 were available to the Company to utilize as collateral on various borrowings or for other purposes. The Company had repledged approximately $23,103,000 of that collateral as of March 31, 2011, principally on a letter of credit to satisfy clearing obligation requirements (See Note 5).

To minimize the potential impact of counterparty nonperformance and market exposure in connection with its transactions in financial instruments, the Company monitors the credit standing of each counterparty with whom it does business. It also marks to fair value all customer and proprietary positions on a daily basis and monitors margin collateral levels for compliance with regulatory and internal guidelines, requesting and obtaining additional cash margin or other collateral when deemed appropriate.

NOTE 9 - REGULATORY REQUIREMENTS

The Company, as a registered broker-dealer, is subject to the Securities and Exchange Commission's ("SEC") Uniform Net Capital Rule. Under this rule, the Company has elected to operate under the "alternative method", whereby the Company is required to maintain "net capital" of $1,500,000 or two percent of "aggregate debit items", whichever is greater, as these terms are defined. At March 31, 2011, the Company has net capital and a net capital requirement of approximately $60,106,000 and $1,500,000, respectively.

The Company, as a clearing broker, is subject to Rule 15c3-3 of the SEC which requires segregation of funds in a special reserve account for the benefit of customers and to an SEC no-action letter dated November 3, 1998 which requires a reserve for the proprietary accounts of introducing brokers (PAIB). At March 31, 2011, the Company has segregated cash of $46,000,000 under Rule 15c3-3

and has segregated cash of $3,000,000 under PAIB. On April 4, 2011, an additional deposit of $3,500,000 was made to satisfy the March 31, 2011 Rule 15c3-3 deposit requirement of $45,291,000. No additional deposit was required to satisfy the March 31, 2011 PAIB deposit requirement of $2,161,000.

NOTE 10 – SUBSEQUENT EVENTS

In accordance with the provisions set forth in FASB ASC Topic 855, management has evaluated subsequent events through the date the Statement of Financial Condition was issued. Management has determined that there are no material events that would require adjustment to or disclosure in its Statement of Financial Condition.

***

Deloitte.

Deloitte & Touche LLP
111 S. Wacker Drive
Chicago, IL 60606
USA

Tel: +1 312 486 1000
Fax: +1 312 486 1486
www.deloitte.com

May 26, 2011

Mesirow Financial, Inc.
353 North Clark Street
Chicago, Illinois

In planning and performing our audit of the financial statements of Mesirow Financial, Inc. (the "Company") as of and for the year ended March 31, 2011 (on which we issued our report dated May 26, 2011 and such report expressed an unqualified opinion on those financial statements), in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting ("internal control") as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission ("SEC"), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. This study included tests of compliance with such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g), in the following: (1) making the periodic computations of aggregate debits and net capital under Rule 17a-3(a)(11) and the reserve required by Rule 15c3-3(e); (2) making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-13; (3) complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System; and (4) obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by Rule 15c3-3.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *deficiency* in internal control exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent, or detect and correct misstatements on a timely basis. A *significant deficiency* is a deficiency, or combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A *material weakness* is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the Company's financial statements will not be prevented, or detected and corrected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at March 31, 2011, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, Financial Industry Regulatory Authority, Inc., and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered broker-dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Yours truly,

Deloitte & Touche LLP

Deloitte.

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INDEPENDENT ACCOUNTANTS' REPORT ON APPLYING AGREED-UPON PROCEDURES

To the Board of Directors of
Mesirow Financial, Inc.
353 North Clark Street
Chicago, IL 60654

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying General Assessment Reconciliation (Form SIPC-7) to the Securities Investor Protection Corporation (SIPC) for the year ended March 31, 2011, which were agreed to by Mesirow Financial, Inc. (the "Company") and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and SIPC, solely to assist you and the other specified parties in evaluating the Company's compliance with the applicable instructions of the Form SIPC-7. The Company's management is responsible for the Company's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries and copies of checks made payable to SIPC, noting no differences.
2. Compared the total rounded revenue amounts of the audited Form X-17A-5 for the year ended March 31, 2011, as applicable, with the amounts reported in Form SIPC-7 for the year ended March 31, 2011 noting no differences.
3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers noting no differences.
4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Deloitte & Touche LLP

May 26, 2011

SIPC-7
(31-REV 5/10)

SECURITIES INVESTOR PROTECTION CORPORATION

P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300

General Assessment Reconciliation

SIPC-7
(31-REV 5/10)

SEC Mail Processing Section
MAY 31 2011
Washington, DC
110

For the fiscal year ended MARCH 31, 20 11
(Read carefully the instructions in your Working Copy before completing this Form)

WORKING COPY

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

028816 FINRA MAR
MESIROW FINANCIAL INC
ACCTG DEPT
353 N. CLARK STREET
CHICAGO, IL 60654

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

2. A. General Assessment [item 2e from page 2 (not less than $150 minimum)] $ 387,117

B. Less payment made with SIPC-6 filed (exclude interest) (192 024)
10-26-10
Date Paid

C. Less prior overpayment applied ( )

D. Assessment balance due or (overpayment)

E. Interest computed on late payment (see instruction E) for ______ days at 20% per annum

F. Total assessment balance and interest due (or overpayment carried forward) $ 195,093

G. PAID WITH THIS FORM:
Check enclosed, payable to SIPC
Total (must be same as F above) $ 195,093

H. Overpayment carried forward $( )

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

MESIROW FINANCIAL INC
(Name of Corporation, Partnership or other organization)

[signature]
(Authorized Signature)

Dated the 18 day of MAY, 20 11.

CHIEF FINANCIAL OFFICER
(Title)

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: ______ Postmarked ______ Received ______ Reviewed

Calculations ______ Documentation ______ Forward Copy ______

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period beginning 04/01, 2010 and ending 03/31, 2011
Eliminate cents

Item No.		
2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030)		$ 158,616,741
2b. Additions:		
(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.		
(2) Net loss from principal transactions in securities in trading accounts.		
(3) Net loss from principal transactions in commodities in trading accounts.		
(4) Interest and dividend expense deducted in determining item 2a.		
(5) Net loss from management of or participation in the underwriting or distribution of securities.		
(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.		
(7) Net loss from securities in investment accounts.		
Total additions		
2c. Deductions:		
(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.		
(2) Revenues from commodity transactions.		
(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.		395,831
(4) Reimbursements for postage in connection with proxy solicitation.		
(5) Net gain from securities in investment accounts.		
(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.		
(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).		
(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C):		
(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income.	$ 3,374,179	
(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960).	$ 787,512	
Enter the greater of line (i) or (ii)		3,374,179
Total deductions		3,770,010
2d. SIPC Net Operating Revenues		$ 154,846,731
2e. General Assessment @ .0025		$ 387,117

(to page 1 but not less than $150 minimum)

SEC Mail Processing
Section

MAY 3 1 2011

Washington, DC
110

MESIROW FINANCIAL, INC.
(SEC I.D. No. 8-28816)

Statement of Financial Condition
As of March 31, 2011 and Independent Auditors' Report and Supplemental Report on Internal Control

Filed pursuant to Rule 17a-5(e)(3) under the Securities Exchange Act of 1934 as a Public Document